Exhibit 99.7

Kinross Gold Corporation

Consolidated Statement of MSHA Citations During 2011 for Round Mountain, Fort Knox, Kettle River Mill, K-2 Mine and Buckhorn Mine

The following disclosures are provided by Kinross Gold in accordance with the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Act”) and Item 104 of Regulation S-K.  These provisions require the following disclosures from companies that operate mines regulated under the Federal Mine Safety and Health Act of 1977 (the “Mine Act”) and that are required to file periodic reports under the Securities Exchange Act of 1934, as amended.  The disclosures referenced in the table below identify the number of administrative citations, orders and proposed penalty assessments that were issued to a Kinross U.S. mine by the federal Mine Safety and Health Administration (“MSHA”) during the year ending December 31, 2011.  Certain citations, orders and penalty assessments are contested and appealed by the company in legal actions before the Federal Mine Safety and Health Review Commission (“Review Commission”).  The Review Commission is an independent adjudicative agency that reviews disputes between MSHA and the company concerning the validity of certain citations and orders (referred to as “Subtitle B” legal actions) and concerning the validity of proposed penalty assessments (referred to as “Subtitle C” legal actions) under the Mine Act.  The table below lists the number of Subtitle B and Subtitle C legal actions initiated, resolved and pending as of December 31, 2011.  These disclosure requirements pertain only to the Kinross U.S. mining operations and do not apply to mines operated outside the United States.

Mine or Operating Name /MSHA Identification Number	Section 104 S&S Citations (#)	Section 104 (b) Orders (#)	Section 104 (d) Citations and Orders (#)	Section 110(b)(2) Violations (#)	Section 107(a) Orders (#)	Total Dollar Value of MSHA Assessments Proposed (#)	Total Number of Mining- Related Fatalities (#)	Received Notice of Pattern of Violations under Section 104(e) (yes/no)	Received Notice of Potential to have Pattern under Section 104(e) (yes/no)	Legal Actions(1) Pending as of Last Day of Period(2) Subtitle B/Subtitle C	Legal Actions Initiated During Period Subtitle B/Subtitle C	Legal Actions Resolved During Period Subtitle B/Subtitle C
26-00594 Round Mtn	7	0	0	0	0	$20,506.00	0	No	No	0/2	0/2	0/2
50-01616 Fort Knox	18	0	2	0	0	$17,498.00	1	No	No	4/0	1/0	0/0
4503615 Buckhorn	1	0	0	0	0	$1600	0	No	No	1/0	0/0	0/0
4503336 K-2 Mine	0	0	0	0	0	$400	0	No	No	0/0	0/0	0/0
4503383 Kettle River	0	0	0	0	0	$100	0	No	No	0/0	0/0	0/0
TOTAL	26	0	2	0	0	$40,104.00	1	No	No	5/2	1/2	0/2

(1)  Legal action as used above means a single proceeding before the Review Commission addressing one or more citations, orders, penalty assessments or related claims.
(2)  Reported as legal actions under Subtitle B of 29 CFR Part 2700 contesting citations and orders / legal actions under Subtitle C contesting proposed penalty assessments (i.e., 0/2)

Notes:

•                  This sheet includes all assessed and not assessed Significant & Substantial (S&S) citations and orders issued during calendar year 2011.

•                  Total dollar value of MSHA assessments proposed includes all citations/orders assessed during 2011.

•                  Total dollar value of MSHA assessments taken from MSHA.gov and Predictive compliance.